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                                                                   EXHIBIT 99.1



                             COMPDENT CORPORATION

                         EMPLOYEE STOCK PURCHASE PLAN


        The purpose of the Employee Stock Purchase Plan ("the Plan") is to provide eligible employees of CompDent Corporation (the "Company") and certain of its subsidiaries with opportunities to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"). 100,000 shares of Common Stock in the aggregate have been approved and reserved for this purpose. The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be interpreted in accordance with that intent.

        1. Administration. The Plan will be administered by the Company's Board of Directors (the "Board") or by a committee appointed by the Board for such purpose (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan, and its interpretations and decisions with regard thereto shall be final and conclusive. No member of the Board or the Committee shall be liable for any action or determination with respect to the Plan or any option granted hereunder.

        2. Offerings. The Company will make one or more offerings to eligible employees to purchase the Common Stock under the Plan ("Offerings"). The initial Offering will begin on August 1, 1996, and will end on December 31, 1996 (the "Initial Offering"). Thereafter, an Offering will begin on the first business day occurring on or after each January 1st and will end on the last business day occurring on or before December 31st of the following year.

        3. Eligibility. All employees of the Company (including employees who are also directors of the Company) and all employees of each Designated Subsidiary (as defined in Section 11) are eligible to participate in any one or more of the Offerings under the Plan; provided that, as of the first day of the applicable Offering (the "Offering Date"), they are customarily employed by the Company or a Designated Subsidiary for more than twenty (20) hours a week and have completed at least six (6) months of employment.

        4. Participation. An employee eligible on any Offering Date may participate in such Offering by submitting an enrollment form to such employee's appropriate payroll location at least ten (10) business days before the Offering Date (or by such other deadline as shall be established for the Offering). The form will (a) state the percentage to be deducted from the employee's Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock for such employee in each Offering in accordance with the terms of the Plan, and (c) specify the exact name or names in which shares of Common Stock purchased for such employee are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate.
Unless an employee files a new enrollment form or withdraws from the Plan, such employee's deductions and purchases will continue at the same percentage of Compensation for future Offerings, provided the employee remains eligible. Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

        5. Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of one percent (1%) up to a maximum of ten percent (10%) of his or her Compensation for each pay period. The Company will maintain book accounts showing the amount of payroll deductions made by each participating employee for each Offering. No interest will accrue or be paid on payroll deductions.

        6. Deduction Changes. An employee may increase or decrease his or her payroll deduction for each three (3) month period during any Offering by filing an amended enrollment form at least ten (10) business days before the first business day occurring on or after each March 31st, June 30th and September 30th, as applicable, subject to Section 7.





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        7.   Withdrawal.  An employee may withdraw from participation in the
Plan by delivering a written notice of withdrawal to such employee's appropriate payroll location. The employee's withdrawal will be effective as of the next business day. Following an employee's withdrawal, the Company will promptly refund such employee's entire account balance under the Plan (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

        8. Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last day of such Offering (the "Exercise Date"), at the Option Price hereinafter provided for, such number of whole shares of Common Stock reserved for the purposes of the Plan as does not exceed the number of shares equal in value to ten percent (10%) of such employee's projected Compensation for the period of the Offering divided by eighty five percent (85%) of the Fair Market Value of the Common Stock (as defined in Section 11) on the Offering Date. The purchase price for each share purchased under such Option (the "Option Price") will be 85% of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

        Notwithstanding the foregoing, no employee may be granted an Option hereunder if such employee, immediately after the Option was granted, would be treated as owning stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of any employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee. In addition, no employee may be granted an Option which permits such employee's rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code.

        9. Exercise of Option and Purchase of Shares. Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised such employee's Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as such employee's accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any balance remaining in an employee's account at the end of an Offering will be refunded to the employee promptly; provided that the Board or the Committee may determine, in advance of the Offering, that any balance remaining in an employee's account at the end of an Offering, solely by reason of the inability to purchase a fractional share, will be carried forward to the next Offering.

        10. Issuance of Certificates. Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, or in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be such employee's nominee for such purpose.

        11. Definitions. The term "Compensation" means the amount of base pay, prior to salary reduction pursuant to either Section 125 or 401(k) of the Code, but excluding overtime, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains on the exercise of Company stock options, and similar items.

        The term "Designated Subsidiary" means any present or future Subsidiary (as defined below) that is designated from time to time by the Board or the Committee to participate in the Plan. Subsidiaries may be so designated either before or after the Plan is approved by the stockholders.


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        The term "Fair Market Value of the Common Stock" means the last reported sale price of the Common Stock on the Nasdaq National Market ("Nasdaq") on a given day or, if no sales of Common Stock were made on that day, the last reported sale price of the Common Stock on the next preceding day on which sales were made.

        The term "Parent" means a "parent corporation" with respect to the Company, as defined in Section 424(e) of the Code.

        The term "Subsidiary" means a "subsidiary corporation" with respect to the Company, as defined in Section 424(f) of the Code.

        12. Rights on Retirement, Death or Other Termination of Employment. If a participating employee's employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction will be taken from any pay due and owing to the employee and the balance in such employee's account will be paid to such employee or, in the case of death, to such employee's designated beneficiary as if such employee had withdrawn from the Plan under
Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs such employee, having been a Desginated Subsidiary, ceases to be a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Subsidiary.

        13. Optionees Not Stockholders. Neither the granting of an Option to an employee nor the deductions from such employee's pay shall constitute such employee a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to such employee.

        14. Rights Not Transferable. Rights under the Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

        15. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

        16. Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, or the payment of a dividend in Common Stock, the number of shares approved for the Plan, and the share limitation set forth in Section 8, shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Board or the Committee. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Board or the Committee to give proper effect to such event.

        17. Amendment of the Plan. The Board or the Committee may at any time, and from time to time, amend the Plan in any respect, except that without the approval, within twelve (12) months of such Board or Committee action, by the holders of a majority of the shares of stock of the Company present or represented and entitled to vote at a meeting of stockholders, no amendment shall be made (a) increasing the number of shares approved for the Plan or (b) changing the designation of corporations or class of corporations whose employees are eligible to receive Options under the Plan.

        18. Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Common Stock on such Exercise Date.

        19. Termination of the Plan. The Plan may be terminated at any time by the Board or the Committee. Upon termination of the Plan, all amounts in the accounts of participating employees shall be promptly refunded.


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        20.     Governmental Regulations.  The Company's obligation to sell and deliver Common stock under the Plan is subject to stockholder approval. The Plan shall be governed by Delaware law except to the extent that such law is preempted by federal law.

        21. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

        22. Tax Withholding. Participation in the Plan is subject to any required tax withholding on income of the participant in connection with the Plan. Each employee agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the employee, including shares issuable under the Plan.

        23. Notification Upon Sale of Shares. Each employee agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two (2) years after the date of grant of the Option pursuant to which such shares were purchased.

        24. Effective Date and Approval of Shareholders. The Plan shall take effect on the later of the date it is adopted by the Board or the date it is approved by the holders of a majority of the shares of stock of the Company present or represented and entitled to vote at a meeting of stockholders, which approval must occur within twelve (12) months of the adoption of the Plan by the Board.




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